Exhibit 11.1

DIDI GLOBAL INC.

CODE OF BUSINESS CONDUCT AND ETHICS

I.PURPOSE

This Code of Business Conduct and Ethics (the “Code”) contains general guidelines for conducting the business of DiDi Global Inc., a Cayman Islands company, and its subsidiaries and affiliates (collectively, the “Company”) consistent with the highest standards of business ethics, and is intended to qualify as a “code of ethics” within the meaning of Section 406 of the Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder. To the extent this Code requires a higher standard than required by commercial practice or applicable laws, rules or regulations, the Company adheres to these higher standards.

This Code is designed to deter wrongdoing and to promote:

●	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
●	full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to, the U.S. Securities and Exchange Commission (the “SEC”) and in other public communications made by the Company;
●	compliance with applicable laws, rules and regulations;
●	prompt internal reporting of violations of the Code; and
●	accountability for adherence to the Code.

II.APPLICABILITY

This Code applies to all directors, officers and employees of the Company, whether they work for the Company on a full-time, part-time, consultative or temporary basis (each, an “employee” and collectively, the “employees”). Certain provisions of the Code apply to third parties who assist with the Company’s business.

A compliance officer (the “Compliance Officer”) has been appointed by the Board of Directors of the Company (the “Board”). If you have any questions regarding the Code or would like to report any violation of the Code, please contact the Compliance Officer using the internal web-based reporting system or by email.

This Code has been adopted by the Board and will become effective (the “Effective Time”) upon the effectiveness of the Company’s registration statement on Form F-1 filed by the Company with the SEC relating to the Company’s initial public offering.

III.CONFLICTS OF INTEREST

Identifying Conflicts of Interest

A conflict of interest occurs when an employee’s private interest interferes, or appears to interfere, in any way with the interests of the Company as a whole. An employee should actively avoid any private interest that may impact such employee’s ability to act in the interests of the Company or that may make it difficult to perform the employee’s work objectively and effectively. In general, the following should be considered conflicts of interest and are prohibited, unless pre-approved by the Compliance Officer or as a result of any transactions pre-approved by the Board:

●	Competing Business. No employee may be employed by a business that competes with the Company or deprives it of any business in any long-term, short-term, or project-based capacity, including any consultative or advisory role. No employee may engage in, or assist others (including family members) in engaging in, any business activities that compete or would compete with the Company or deprive it of any business. An employee should notify the Company promptly if he/she knows that any of his/her family members are employed by or engaged in a competing business.
●	Business Partners. No employee may be employed by a business partner of the Company, such as a customer or supplier, in any long-term, short-term, or project-based capacity, including any consultative or advisory role.
●	Corporate Opportunity. No employee may use corporate property, information or his/her position with the Company to secure a business opportunity that would otherwise be available to the Company. If an employee discovers a business opportunity that is in the Company’s line of business through the use of the Company’s property, information or position, the employee must first present the business opportunity to the Company before pursuing the opportunity in his/her individual capacity.
●	Financial Interests.
(i)

No employee may have any financial interest (ownership or otherwise), either directly or indirectly through a spouse or other family member, in any other business or entity if such interest adversely affects the employee’s performance of duties or responsibilities to the Company, or requires the employee to devote time to it during such employee’s working hours at the Company;

(ii)	No employee may hold any ownership interest in a privately held company that is in competition with the Company or that is a business partner of the Company;
(iii)

An employee may only hold up to 1% ownership interest in a publicly traded company that is in competition with the Company or that is a business partner of the Company; provided that if the employee’s ownership interest in such publicly traded company increases to more than 1%, the employee must immediately report such ownership to the Compliance Officer;

(iv)

No employee may hold any ownership interest in a company that has a business relationship with the Company if such employee’s duties at the Company include managing or supervising the Company’s business relations with that company; and

(v)	Notwithstanding the other provisions of this Code,

(a) a director or any family member of such director or an employee or any family member of such employee may continue to hold his/her investment or other financial interest in a business or entity in which the Company has invested or otherwise become interested (an “Interested Business”) that was made or obtained either (x) before the Company invested in or otherwise became interested in such business or entity; or (y) before the director or employee joined the Company (for the avoidance of doubt, regardless of whether the Company had or had not already invested in or otherwise become interested in such business or entity at the time the director or employee joined the Company);

(b) an interested director or employee must refrain from participating in any discussion at the Company relating to an Interested Business and may not be involved in any proposed transaction between the Company and an Interested Business; and

(c) before any director or any family member of such director or an employee or any family member of such employee (1) invests, or otherwise acquires any equity or other financial interest, in a business or entity that is in competition with the Company or is a business partner of the Company; or (2) enters into any transaction with a business or entity that is in competition with the Company or is a business partner of the Company, the related director or employee must obtain prior approval from the Compliance Officer.

●	Loans or Other Financial Transactions. No employee may obtain loans or guarantees of personal obligations from, or enter into any other personal financial or business transactions (such as rental, sale, purchase, consultation or agency agreements) with, any company that is a business partner or competitor of the Company. This guideline does not prohibit arms-length transactions with recognized banks or other financial institutions or ordinary course consumer transactions.
●	Service on Boards and Committees. No employee may serve on a board of directors or trustees or on a committee of any entity (whether profit or not-for-profit) whose interests could reasonably be expected to conflict with those of the Company. Employees must obtain prior approval from the Compliance Officer before accepting any such board or committee position. The Company may revisit its approval of any such position at any time to determine whether an employee’s service in such position is still appropriate.

The above is in no way a complete list of situations where conflicts of interest may arise. The following questions might serve as a useful guide in assessing a potential conflict of interest situation not specifically addressed above:

●	Is the action to be taken legal?
●	Is it honest and fair?
●	Is it in the best interests of the Company?

Disclosure of Conflicts of Interest

The Company requires that employees fully disclose any situations that could reasonably be expected to give rise to a conflict of interest. If an employee suspects that he/she has a conflict of interest, or a situation that others could reasonably perceive as a conflict of interest, the employee must report it immediately to the Compliance Officer. Conflicts of interest may only be waived by the Board, an appropriate committee of the Board, or the Compliance Officer under delegated authority from the Board, and will be promptly disclosed to the public to the extent required by law and the rules of any stock exchange where the Company’s securities are listed.

Family Members and Work

The actions of family members outside the workplace may also give rise to conflicts of interest because they may influence an employee’s objectivity in making decisions on behalf of the Company. If a member of an employee’s family is interested in doing business with the Company, the criteria as to whether to enter into or continue the business relationship and the terms and conditions of the relationship must be no less favorable to the Company compared with those that would apply to an unrelated party seeking to do business with the Company under similar circumstances. Employees must avoid any involvement in managing or supervising the Company’s negotiations or business relations with any company in which a member of such employee’s family is interested.

Employees should report any situation involving family members that could reasonably be expected to give rise to a conflict of interest to the Compliance Officer. For purposes of this Code, “family members” or “members of employee’s family” include an employee’s spouse, parents, children and siblings, whether by blood, marriage or adoption or anyone residing in such employee’s home.

IV.GIFTS AND ENTERTAINMENT

The giving and receiving of appropriate gifts may be considered common business practice. Appropriate business gifts and entertainment are welcome courtesies designed to build relationships and understanding among business partners. However, gifts and entertainment should never compromise, or appear to compromise, an employee’s ability to make objective and fair business decisions.

It is the responsibility of employees to use good judgment in this area. As a general rule, employees may give or receive gifts or entertainment to or from customers or suppliers only if the gift or entertainment is in compliance with applicable laws, regulations and policies, insignificant in amount and not given in consideration or expectation of any action by the recipient. Employees should never ask for gifts or other benefits from customers, suppliers or other business partners. If an employee is offered a gift that cannot be politely declined, the Company requires employees to submit any gifts received to the Company. All gifts and entertainment expenses made on behalf of the Company must be properly accounted for on expense reports.

An employee should contact the Compliance Officer if he/she has any questions regarding any gifts or entertainment expenses. Bribes and kickbacks are criminal acts, strictly prohibited by law. An employee may not offer, give, solicit or receive any form of bribe or kickback anywhere in the world.

V.ANTI-BRIBERY AND FCPA COMPLIANCE

The U.S. Foreign Corrupt Practices Act (“FCPA”) prohibits giving anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates in order to obtain or retain business. A violation of FCPA does not only violate the Company’s policy but also constitute a civil or criminal offense under the FCPA which the Company is subject to after the Effective Time. No employee may give or authorize directly or indirectly any illegal payments to government officials of any country. While the FCPA does, in certain limited circumstances, allow nominal “facilitating payments” to be made, any such payment must be discussed with and approved by an employee’s supervisor in advance before it can be made.

No employee may give or authorize, directly or indirectly, any improper payments to any other person or entity to secure any improper advantage for the Company, nor may any employee solicit any improper payment from any other person or entity in exchange for any improper advantage.

VI.PROTECTION AND USE OF COMPANY ASSETS

Employees should protect the Company’s assets and ensure their efficient use for legitimate business purposes only. Theft, carelessness and waste have a direct impact on the Company’s profitability and are strictly prohibited. Any use of the funds or assets of the Company, whether for personal gain or not, for any unlawful or improper purpose is strictly prohibited.

To ensure the protection and proper use of the Company’s assets, each employee should:

●	exercise reasonable care to prevent theft, damage or misuse of the Company’s assets;
●	promptly report any actual or suspected theft, damage or misuse of the Company’s assets;
●	safeguard all electronic programs, data, communications and written materials from unauthorized access; and

●	use the Company’s assets only for legitimate business purposes.

Except as approved in advance by the Chief Executive Officer or Chief Financial Officer of the Company, the Company prohibits political contributions (directly or through trade associations) by any employee on behalf of the Company. Prohibited political contributions include:

●	any contributions of the Company’s funds or other assets for political purposes;
●	encouraging individual employees to make any such contribution; and
●	reimbursing an employee for any political contribution.

VII.INTELLECTUAL PROPERTY AND CONFIDENTIALITY

Employees should abide by the Company’s rules and policies in protecting the intellectual property and confidential information, including the following:

●	All inventions, creative works, computer software, and technical or trade secrets developed by an employee in the course of performing the employee’s duties or primarily through the use of the Company’s assets or resources while working at the Company will be the property of the Company.
●	Employees should maintain the confidentiality of information entrusted to them by the Company or entities with which the Company has business relations, except when disclosure is authorized or legally mandated. Confidential information includes all non-public information that might be of use to competitors, or harmful to the company or its business associates, if disclosed.
●	The Company maintains a strict confidentiality policy. During an employee’s term of employment with the Company, the employee must comply with any and all written or unwritten rules and policies concerning confidentiality and must fulfill the duties and responsibilities concerning confidentiality applicable to the employee.
●	In addition to fulfilling the responsibilities associated with his/her position in the Company, an employee may not, without obtaining prior approval from the Company, disclose, announce or publish trade secrets or other confidential business information of the Company, nor may an employee use such confidential information outside the course of his/her duties to the Company.
●	Even outside the work environment, an employee must maintain vigilance and refrain from disclosing important information regarding the Company or its business, business associates or employees.
●	An employee’s duty of confidentiality with respect to the confidential information of the Company survives the termination of such employee’s employment with the Company for any reason until such time as the Company discloses such information publicly or the information otherwise becomes available in the public sphere through no fault of the employee.

●	Upon termination of employment, or at such time as the Company requests, an employee must return to the Company all of its property without exception, including all forms of medium containing confidential information, and may not retain duplicate materials.

VIII.ACCURACY OF FINANCIAL REPORTS AND OTHER PUBLIC COMMUNICATIONS

Upon the Effective Time, the Company will be required to report its financial results and other material information about its business to the public and the SEC. It is the Company’s policy to promptly disclose accurate and complete information regarding its business, financial condition and results of operations. Employees must strictly comply with all applicable standards, laws, regulations and policies for accounting and financial reporting of transactions, estimates and forecasts. Inaccurate, incomplete or untimely reporting will not be tolerated and can severely damage the Company and result in legal liability.

Employees should be on guard for, and promptly report, any possibility of inaccurate or incomplete financial reporting. Particular attention should be paid to:

●	financial results that seem inconsistent with the performance of the underlying business;
●	transactions that do not seem to have an obvious business purpose; and
●	requests to circumvent ordinary review and approval procedures.

The Company’s senior financial officers and other employees working in the finance department have a special responsibility to ensure that all of the Company’s financial disclosures are full, fair, accurate, timely and understandable. Any practice or situation that might undermine this objective should be reported to the Compliance Officer.

Employees are prohibited from directly or indirectly taking any action to coerce, manipulate, mislead or fraudulently influence the Company’s independent auditors for the purpose of rendering the financial statements of the Company materially misleading. Prohibited actions include but are not limited to:

●	issuing or reissuing a report on the Company’s financial statements that is not warranted in the circumstances (due to material violations of U.S. GAAP, generally accepted auditing standards or other professional or regulatory standards);
●	not performing audit, review or other procedures required by generally accepted auditing standards or other professional standards;
●	not withdrawing an issued report when withdrawal is warranted under the circumstances; or

●	not communicating matters required to be communicated to the Company’s Audit Committee.

IX.COMPANY RECORDS

Accurate and reliable records are crucial to the Company’s business and form the basis of its earnings statements, financial reports and other disclosures to the public. The Company’s records are a source of essential data that guides business decision-making and strategic planning. Company records include, but are not limited to, booking information, payroll, timecards, travel and expense reports, e-mails, accounting and financial data, measurement and performance records, electronic data files and all other records maintained in the ordinary course of business.

All Company records must be complete, accurate and reliable in all material respects. There is never an acceptable reason to make false or misleading entries. Undisclosed or unrecorded funds, payments or receipts are strictly prohibited. An employee is responsible for understanding and complying with the Company’s recordkeeping policy. An employee should contact the Compliance Officer if he/she has any questions regarding the recordkeeping policy.

X.COMPLIANCE WITH LAWS AND REGULATIONS

Each employee has an obligation to comply with the laws of the cities, provinces, regions and countries in which the Company operates. This includes, without limitation, laws covering commercial bribery and kickbacks, patent, copyrights, trademarks and trade secrets, information privacy, insider trading, offering or receiving gratuities, employment harassment, environmental protection, occupational health and safety, false or misleading financial information, misuse of corporate assets and foreign currency exchange activities. Employees are expected to understand and comply with all laws, rules and regulations that apply to their positions at the Company. If any doubt exists about whether a course of action is lawful, the employee should seek advice immediately from the Compliance Officer.

XI.DISCRIMINATION AND HARASSMENT

The Company is firmly committed to providing equal opportunity in all aspects of employment and will not tolerate any illegal discrimination or harassment based on race, ethnicity, religion, gender, age, national origin or any other protected class. Any form of sexual harassment is also strictly forbidden. For further information, employees should consult the Compliance Officer.

XII.FAIR DEALING

Each employee should endeavor to deal fairly with the Company’s customers, suppliers, competitors and employees. No employee should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair-dealing practice.

XIII.HEALTH AND SAFETY

The Company strives to provide employees with a safe and healthy work environment. Each employee has responsibility for maintaining a safe and healthy workplace for other employees by following environmental, safety and health rules and practices and reporting accidents, injuries and unsafe equipment, practices or conditions. Violence or threats of violence are not permitted.

Each employee is expected to perform his/her duty to the Company in a safe manner, not under the influence of alcohol, illegal drugs or other controlled substances. The use of illegal drugs or other controlled substances in the workplace is prohibited.

XIV.VIOLATIONS OF THE CODE

All employees have a duty to report any known or suspected violation of this Code, including any violation of laws, rules, regulations or policies that apply to the Company. Reporting a known or suspected violation of this Code by others will not be considered an act of disloyalty, but an action to safeguard the reputation and integrity of the Company and its employees.

If an employee knows of or suspects a violation of this Code, it is such employee’s responsibility to immediately report the violation to the Compliance Officer, who will work with the employee to investigate his/her concern. All questions and reports of known or suspected violations of this Code will be treated with sensitivity and discretion. The Compliance Officer and the Company will protect the employee’s confidentiality to the extent possible, consistent with the law and the Company’s need to investigate the employee’s concern.

It is the Company’s policy that any employee who violates this Code will be subject to appropriate discipline, including termination of employment, based upon the facts and circumstances of each particular situation. An employee’s conduct, if it does not comply with the law or with this Code, can result in serious consequences for both the employee and the Company.

The Company strictly prohibits retaliation against an employee who, in good faith, seeks help or reports known or suspected violations. An employee inflicting reprisal or retaliation against another employee for reporting a known or suspected violation will be subject to disciplinary action, including termination of employment.

XV.WAIVERS OF THE CODE

Waivers of this Code will be granted on a case-by-case basis and only in extraordinary circumstances. Waivers of this Code may be made only by the Board, the appropriate committee of the Board, or the Compliance Officer under delegated authority from the Board, and may be promptly disclosed to the public if so required by applicable laws and regulations and the rules of any stock exchange where the Company’s securities are listed.

XVI.CONCLUSION

This Code contains general guidelines for conducting the business of the Company consistent with the highest standards of business ethics. If employees have any questions about these guidelines, they should contact the Compliance Officer. The Company expects all employees to adhere to these standards. Each employee is separately responsible for his/her actions. Conduct that violates the law or this Code cannot be justified by claiming that it was ordered by a supervisor or someone in higher management positions. If an employee engages in conduct prohibited by the law or this Code, such employee will be deemed to have acted outside the scope of his/her employment. Such conduct will subject the employee to disciplinary action, including termination of employment.

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